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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                   INTEGRATED PACKAGING ASSEMBLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457989101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                            John E. Osnato, Esq.
Mr. Stanley Knowlton                                        Kavanagh Maloney &
Knowlton Brothers, Inc.                                      Osnato LLP
530 Fifth Avenue                                            415 Madison Avenue
New York, NY 10036                                          New York, NY 10017
(212) 764-3602                                              (212) 207-8400
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 23, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 48 Pages

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 2 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE FAMILY PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           131,320
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    131,320
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     131,320
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!                        2 of 7
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 3 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE FRONTIER PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             93,380
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    93,380
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 4 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE DARWIN PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           144,800
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    144,800
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     144,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!                      2 of 7
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 5 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FLAGSHIP PARTNERS, LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 6 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DARWIN PARTNERS, LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 7 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BARKER, LEE & CO., LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     CONNECTICUT

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           66,600
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    66,600
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     66,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.48%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 8 OF 48 PAGES
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.M.R. BARKER FOUNDATION
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     NEW YORK
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           50,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    50,100
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.36%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 457989101                                           PAGE 9 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    QUAKER HILL ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           15,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    15,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                         PAGE 10 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    UPLAND ASSOCIATES L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           37,900
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    37,900
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                         PAGE 11 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NAMAKAGON ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           100,400
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    100,400
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 12 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FAMILY PARTNERS & CO.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    NEW YORK
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          131,320
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    131,320
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     131,320
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 13 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FRONTIER PARTNERS & CO.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
      WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH               93,380
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                      93,380

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      93,380

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.67%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 14 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Knowlton Brothers, Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     224,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     224,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 of 7

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 15 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KNOWLTON ASSOCIATES, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       NEW YORK
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       93,380
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        93,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 16 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WINTHROP KNOWLTON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       369,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        369,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 17 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STANLEY KNOWLTON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    369,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

     THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES DEEMED TO BE HELD BY STANLEY KNOWLTON'S WIFE.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                          PAGE 18 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher Knowlton
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    144,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     144,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                         PAGE 19 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert R. Barker
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    299,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     299,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.16%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457989101                                         PAGE 20 OF 48 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dwight E. Lee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    414,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     414,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURES ATTESTATION.

                                                             Page 21 of 48 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

            This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons identified in Item 2 below. As a result of the sales of equity securities listed below, the Reporting Persons, individually or in the aggregate, ceased to be the beneficial owner of 5% or more of the Common Stock (as defined below) of the Issuer (as defined below).

Item 1.     Security and Issuer

            The class of equity securities to which this statement relates is the Common Stock, no par value ("Common Stock"), of Integrated Packaging Assembly Corporation, a California corporation (the "Issuer"), whose principal executive offices are located at 2221 Oakland Road, San Jose, California 95131.

Item 2.     Identity and Background

            (a) - (c) and (f). The persons filing this statement are: The Family Partnership, L.P., a Delaware limited partnership (the "Family Partnership"), The Frontier Partnership, L.P., a Delaware limited partnership (the "Frontier Partnership"), The Darwin Partnership, L.P., a Delaware limited partnership (the "Darwin Partnership"), Flagship Partners, Ltd., a British Virgin Islands corporation ("Flagship"), Darwin Partners, Ltd., a British Virgin Islands corporation ("Darwin, Ltd."), Barker, Lee & Co., Limited Partnership, a Connecticut limited partnership ("Barker, Lee & Co."), the J.M.R. Barker Foundation, a New York not-for-profit corporation (the "Foundation"), Quaker Hill Associates,

                                                             Page 22 of 48 Pages


L.P., a Delaware limited partnership ("Quaker Hill"), Upland Associates, L.P. a Delaware limited partnership ("Upland"), Namakagon Associates, L.P., a Delaware limited partnership ("Namakagon"), Family Partners & Co., a New York general partnership (the "Family GP"), Frontier Partners & Co., a New York general partnership (the "Frontier GP" and, together with the Family GP, the "GPs"), Knowlton Brothers, Inc., a New York corporation ("KBI"), Knowlton Associates, Inc., a New York corporation ("KAI"), Winthrop Knowlton ("WK"), Stanley Knowlton ("SK"), Christopher Knowlton ("CK"), Robert R. Barker ("RB") and Dwight E. Lee ("DL") (collectively, the "Reporting Persons").

            The Family Partnership, the Frontier Partnership and the Darwin Partnership are engaged in the business of investing in the shares of publicly traded equity securities of select issuers for the purpose of generating long-term capital gains for their partners. The principal office and business address of each of the Family Partnership, the Frontier Partnership and the Darwin Partnership is c/o Knowlton Brothers, Inc., 530 Fifth Avenue, New York, New York 10036.

            Flagship and Darwin, Ltd. are engaged in the business of investing in the shares of publicly traded equity securities of select issuers for the purpose of generating long-term capital gains for their members. The principal office and business address of each of Flagship and Darwin, Ltd. is c/o Deltec Panamerica Trust Company Limited, Deltec House, P.O. Box N-3229, Lyford Cay, Nassau,

                                                             Page 23 of 48 Pages


Bahamas. KBI is the investment advisor to Flagship and Darwin, Ltd.

            Each of Barker, Lee & Co., the Foundation, Quaker Hill, Upland and Namakagon is engaged in the making of capital investments for their own accounts. The Foundation is also engaged in making charitable contributions. The principal office and business address of each of Barker, Lee & Co., the Foundation, Quaker Hill, Upland and Namakagon is c/o Barker, Lee & Co., 530 Fifth Avenue, New York, New York 10036.

            The GPs are primarily engaged in the business of serving as the general partners of the Family Partnership and the Frontier Partnership. The principal business and office address of the GPs is c/o Knowlton Brothers, Inc., 530 Fifth Avenue, New York, New York 10036. The GPs are each jointly controlled by KBI and KAI. The sole shareholders and directors of KBI and KAI are WK and SK.

            KBI is a personal holding company of WK and SK, and its principal business and office address is 530 Fifth Avenue, New York, New York 10036.

            KAI is a personal holding company of WK, and its principal business and office address is c/o Knowlton Brothers, Inc., 530 Fifth Avenue, New York, New York 10036.

            The principal occupation of each of WK and SK is serving as a managing director of the GPs, as a general partner of the Darwin Partnership and as an officer and director of the investment advisor to each of Flagship and Darwin, Ltd. WK and SK are each citizens of the United States, and the business address of each of

                                                             Page 24 of 48 Pages


WK and SK is c/o Knowlton Brothers, Inc., 530 Fifth Avenue, New York, New York 10036.

            The principal occupation of CK is serving as an officer of KBI, as a general partner of the Darwin Partnership and as a consultant to the investment advisor to each of Flagship and Darwin, Ltd. CK is a citizen of the United States, and the business address of CK is c/o Knowlton Brothers, Inc., 530 Fifth Avenue, New York, New York 10036.

            The principal occupation of each of RB and DL is serving as a general partner of the Darwin Partnership, Barker, Lee & Co. and Upland, as a consultant to the investment advisor to Darwin, Ltd, and as an officer and director of the Foundation. DL also serves as a general partner of Quaker Hill and Namakagon. RB and DL are each citizens of the United States, and the business address of each of RB and DL is c/o Barker, Lee & Co., 530 Fifth Avenue, New York, New York 10036.

            The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement among the Family Partnership, the Frontier Partnership, the Darwin Partnership, Flagship, Darwin, Ltd., Barker, Lee & Co., the Foundation, Quaker Hill, Upland, Namakagon, the GPs, KBI, KAI, WK, SK, CK, RB and DL is annexed hereto as Exhibit A.

            Attached as Schedule 1 hereto and incorporated by reference herein is a table setting forth all the executive officers and directors of each Reporting Person that is a

                                                             Page 25 of 48 Pages


corporation and the business address, position, principal employment or occupation and citizenship of each such person.

            (d) and (e). During the last five years, none of the Reporting Persons or the persons listed on Schedule 1 has been: convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors); or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any such violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            The aggregate purchase prices of the Common Stock purchased by each Reporting Person is supplied in the following table, which includes information concerning the source of funds for the purchase of Common Stock by each Reporting Person.

Reporting Person              Aggregate Purchase Price            Source
----------------              ------------------------            ------
Family Partnership                 $1,588,193.55                    WC
Frontier Partnership               $1,259,646.47                    WC
Darwin Partnership                 $  951,126.89                    WC
Flagship                           $  531,096.51                    WC
Darwin Partners, Ltd.              $  128,258.47                    WC
Barker, Lee & Co.                  $  619,552.64                    WC
Foundation                         $  536,588.54                    WC

                                                             Page 26 of 48 Pages


Quaker Hill                        $  142,360.54                    WC

Upland                             $  346,683.96                    WC

Namakagon                          $  874,489.38                    WC

Item 4.     Purpose of Transaction

            The Reporting Persons have acquired their shares of Common Stock solely for investment. The Reporting Persons have no plans to seek control of the Issuer.

            The Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions with third parties or otherwise, depending upon the price and availability of the securities, general economic and stock market conditions and other factors.

            The Reporting Persons, however, may -- and expressly reserve the right to -- dispose of some or all of their shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise, depending upon the same factors.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

            Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to the Common Stock, the intentions and the possible activities of the Reporting Persons are subject to change at any time.

                                                             Page 27 of 48 Pages


Item 5.     Interest in Securities of the Issuer

            (a) The Reporting Persons own beneficially an aggregate amount of 639,500 shares of Common Stock, constituting approximately 4.62% of the shares of the Common Stock outstanding, as reflected in information obtained directly from the Issuer.

            The Family Partnership is the beneficial owner of 131,320 shares of Common Stock owned by it directly. The Frontier Partnership is the beneficial owner of 93,380 shares of Common Stock owned by it directly. The Darwin Partnership is the beneficial owner of 144,800 shares of Common Stock owned by it directly. Flagship does not own any shares of Common Stock. Darwin, Ltd. does not own any shares of Common Stock. Barker, Lee & Co. is the owner of 66,600 shares of Common Stock owned by it directly. The Foundation is the owner of 50,100 shares of Common Stock owned by it directly. Quaker Hill is the owner of 15,000 shares of Common Stock owned by it directly. Upland is the owner of 37,900 shares of Common Stock owned by it directly. Namakagon is the owner of 100,400 shares of Common Stock owned by it directly.

            The Family GP, the sole general partner of the Family Partnership, may be deemed to be the beneficial owner of all the 131,320 shares of Common Stock owned by the Family Partnership. The Family GP disclaims beneficial ownership of those shares of Common Stock that represent the interests of the limited partners of the Family Partnership.

                                                             Page 28 of 48 Pages


            The Frontier GP, the sole general partner of the Frontier Partnership, may be deemed to be the beneficial owner of all the 93,380 shares of Common Stock owned by the Frontier Partnership. The Frontier GP disclaims beneficial ownership of those shares of Common Stock that represent the interests of the limited partners of the Frontier Partnership.

            KBI may be deemed to be the beneficial owner of 404,200 shares of Common Stock. KBI may be deemed to be the beneficial owner of 224,700 shares owned by the Family Partnership and the Frontier Partnership because it jointly controls the GPs. KBI disclaims beneficial ownership of those shares of Common Stock that represent the interest of KAI in the Frontier GP and the interests of the limited partners of the Family Partnership and the Frontier Partnership.

            KAI may be deemed to be the beneficial owner of all 93,380 shares of Common Stock owned by the Frontier Partnership because it jointly controls the Frontier GP. KAI disclaims beneficial ownership of those shares of Common Stock that represent the interest of KBI in the Frontier GP and the interests of the limited partners of the Frontier Partnership.

            WK may be deemed to be the beneficial owner of 369,500 shares of Common Stock, (i) 224,700 shares of which are owned by the Family Partnership and the Frontier Partnership and may be deemed to be owned by WK because he jointly controls the GPs, and (ii) 144,800 shares of which are owned by the Darwin Partnership and may be deemed to be owned by WK because he is a general partner

                                                             Page 29 of 48 Pages


of the Darwin Partnership. WK disclaims beneficial ownership of those shares of Common Stock which represent the interests of the other partners of the Family Partnership, the Frontier Partnership and the Darwin Partnership.

            SK may be deemed to be the beneficial owner of 369,500 shares of Common Stock, (i) 224,700 shares of which are owned by the Family Partnership and the Frontier Partnership and may be deemed to be owned by SK because he jointly controls the GPs, and (ii) 144,800 shares of which are owned by the Darwin Partnership and may be deemed to be owned by SK because he is a general partner of the Darwin Partnership. The amount of beneficial ownership reported with respect to SK on row (11) of Page No. 17 excludes shares of Common Stock deemed to be owned by Margaret Knowlton, his wife, by virtue of her limited partnership interest in the Family Partnership. SK disclaims beneficial ownership of those shares of Common Stock which represent the interests of the other partners of the Family Partnership, the Frontier Partnership and the Darwin Partnership.

            CK may be deemed to be the beneficial owner of 144,800 shares of Common Stock which are owned by the Darwin Partnership and may be deemed to be owned by CK because he is a general partner of the Darwin Partnership. CK disclaims beneficial ownership of those shares of Common Stock which represent the interests of the other partners of the Darwin Partnership.

            RB may be deemed to be the beneficial owner of 299,400 shares of Common Stock, (i) 249,300 shares of which are owned by

                                                             Page 30 of 48 Pages


the Darwin Partnership, Barker, Lee & Co. and Upland and may be deemed to be owned by RB because he is a general partner of each such entity, and (ii) 50,180 shares of which are owned by the Foundation and may be deemed to be owned by RB because he is the President of the Foundation. RB disclaims beneficial ownership of those shares of Common Stock which represent the interests of the other partners of the Darwin Partnership, Barker, Lee & Co. and Upland and all of the shares of Common Stock owned by Foundation.

            DL may be deemed to be the beneficial owner of 414,800 shares of Common Stock, (i) 364,700 shares of which are owned by the Darwin Partnership, Barker, Lee & Co., Quaker Hill, Upland and Namakagon and may be deemed to be owned by DL because he is a general partner of each such entity, and (ii) 50,100 shares of which are owned by the Foundation and may be deemed to be owned by DL because he is a Vice President of the Foundation. DL disclaims beneficial ownership of those shares of Common Stock which represent the interests of the other partners of the Darwin Partnership, Barker, Lee & Co., Quaker Hill, Upland and Namakagon and all of the shares of Common Stock owned by the Foundation.

            (b) See pages 2 through 20 of this Schedule 13D.

            (c) Within the past sixty days, the Reporting Persons sold shares of Common Stock on the dates, in the amounts and at the prices per share set forth on Schedule 2 attached hereto and incorporated by reference herein. All such sales were made through NASDAQ. As a result of such sales the Reporting Persons,

                                                             Page 31 of 48 Pages


individually or in the aggregate, ceased to be the beneficial owner of 5% or more of the Shares.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Family Partnership was formed pursuant to the terms of the Agreement of Limited Partnership, dated as of July 12, 1989. The Frontier Partnership was formed pursuant to the terms of the Agreement of Limited Partnership, dated as of October 11, 1991. The Darwin Partnership was formed pursuant to the terms of the Agreement of Limited Partnership, dated as of December 15, 1995. Barker, Lee & Co. was formed pursuant to the terms of its Limited Partnership Agreement, dated as of February 1, 1973. The Foundation was formed pursuant to the filing of its Certificate of Incorporation on June 19, 1968. Quaker Hill was formed pursuant to the terms of its Limited Partnership Agreement, dated as of January 4, 1984. Upland was formed pursuant to the terms of its Limited Partnership Agreement, dated as of July 24, 1985. Namakagon was formed pursuant to the terms of its Limited Partnership Agreement, dated as of November 1, 1987.

            The business purpose of the Family Partnership, the Frontier Partnership, the Darwin Partnership, Barker, Lee & Co., Quaker Hill, Upland and Namakagon, as set forth in each of their respective partnership agreements, is to make investments in securities of companies (i) the shares of which are registered

                                                             Page 32 of 48 Pages


under either Section 12(b) or Section 15(d) of the Securities Exchange Act of 1934, or are publicly traded on foreign securities exchanges and (ii) that are recommended by their respective general partners or, in the case of Barker, Lee & Co. and Quaker Hill, its managing partner.

            Under the partnership agreements of the Family Partnership, the Frontier Partnership, the Darwin Partnership, Upland and Namakagon, the general partners have the full power and authority to carry out the purposes of the partnership, including the power and authority to purchase or sell securities of select issuers. Under the partnership agreements of Barker, Lee & Co. and Quaker Hill, the managing partner has the full power and authority to carry out the purposes of the partnership, including the power and authority to purchase or sell securities of select issuers. Under the partnership agreements of the Family Partnership, the Frontier Partnership, the Darwin Partnership and Upland, the general partners of each such partnership have the power and authority to admit additional limited partners to such partnership. Under the partnership agreements of Barker, Lee & Co., Quaker Hill and Namakagon, all of the partners must agree in order to admit additional limited partners to such partnership.

            Flagship was formed on December 4, 1992 as a British Virgin Islands corporation. Its shares have been offered in a non-public offering to non-U.S. investors. The business purpose of Flagship, as set forth in its Information Memorandum dated December 4, 1992, is to make investments in equity securities of publicly-

                                                             Page 33 of 48 Pages


traded U.S. companies. Under the Advisor Agreement of Flagship, KBI has full authority and discretion to make investments on behalf of Flagship, subject to the limitations set forth in the Advisor Agreement of Flagship, including sole discretion in the management of its trading and investment transactions.

            Darwin, Ltd. was formed on January 5, 1996 as a British Virgin Islands corporation. Its shares have been offered in a non-public offering to non-U.S. investors. The business purpose of Darwin, Ltd., as set forth in its Information Memorandum dated January 5, 1996, is to make investments in equity securities of publicly traded U.S. companies. Under the Advisor Agreement of Darwin, Ltd., KBI has full authority and discretion to make investments on behalf of Darwin, Ltd., subject to the limitations set forth in the Advisor Agreement of Darwin, Ltd., including sole discretion in the management of Darwin, Ltd.'s trading and investment transactions.

            The Foundation was formed on June 19, 1968 as a New York not-for-profit corporation. RB, DL and W.B. Barker have the power to make investments in their discretion funded by the assets of the Foundation, such as the purchase and sale of securities. Voting rights with respect to securities held by the Foundation are vested in RB, DL and W.B. Barker. Accordingly, RB, DL and W.B. Barker have the right to vote and dispose of the shares of Common Stock held by the Foundation.

                                                             Page 34 of 48 Pages


Item 7.     Materials to be Filed as Exhibits

            Exhibit A -- Joint Filing Agreement, dated February 25, 1998.

            Exhibit B -- A conformed Agreement of Limited Partnership of The Family Partnership, L.P., dated as of July 12, 1989.

            Exhibit C -- A conformed Agreement of Limited Partnership of The Frontier Partnership, L.P., dated as of October 11, 1991, as amended.

            Exhibit D -- A conformed Agreement of Limited Partnership of The Darwin Partnership, L.P., dated as of December 15, 1995.

            Exhibit E -- A conformed Investment Advisor Agreement between Flagship Partners, Ltd. and Knowlton Brothers, Inc., dated as of December 4, 1992.

            Exhibit F -- A conformed Investment Advisor Agreement between Darwin Partners, Ltd. and Knowlton Brothers, Inc., dated as of January 5, 1996.

            Exhibit G -- A conformed Second Amended and Restated Limited Partnership Agreement of Barker, Lee & Co., Limited Partnership, dated as of July 1, 1995.

            Exhibit H -- A conformed Amended and Restated Limited Partnership Agreement of Quaker Hill Associates, L.P., dated as of July 1, 1995.

            Exhibit I -- A conformed Amended and Restated Limited Partnership Agreement of Upland Associates, L.P., dated as of July 1, 1995.

                                                             Page 35 of 48 Pages


            Exhibit J -- A conformed Amended and Restated Limited Partnership Agreement of Namakagon Associates, L.P., dated as of July 1, 1995.

                                                             Page 36 of 48 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 1998

THE FRONTIER PARTNERSHIP, L.P.            THE FAMILY PARTNERSHIP, L.P.

By: Frontier Partners & Co.,              By: Family Partners & Co.,
      as general partner                        as general partner

  By: Knowlton Brothers, Inc.,               By: Knowlton Brothers, Inc.,
        as general partner                         as general partner

By: /s/ Stanley Knowlton                  By: /s/ Stanley Knowlton
    -------------------------------           -------------------------------
    Name: Stanley Knowlton                    Name: Stanley Knowlton
    Title: President                          Title: President

THE DARWIN PARTNERSHIP, L.P.              DARWIN PARTNERS, LTD.

                                          By: Knowlton Brothers, Inc.,
By: /s/ Stanley Knowlton                       as Investment Advisor
    -------------------------------
    Name: Stanley Knowlton
    Title: General Partner

                                          By: /s/ Stanley Knowlton
                                              -------------------------------
                                              Name: Stanley Knowlton
                                              Title: President

BARKER, LEE & CO.                         QUAKER HILL ASSOCIATES, L.P.

By: /s/ Dwight E. Lee                     By: /s/ Dwight E. Lee
    -------------------------------           -------------------------------
    Name: Dwight E. Lee                       Name: Dwight E. Lee
    Title: General Partner                    Title: General Partner

J.M.R. BARKER FOUNDATION

By: /s/ Dwight E. Lee
    -------------------------------
    Name: Dwight E. Lee
    Title: Vice President

                                                             Page 37 of 48 Pages


UPLAND ASSOCIATES, L.P.                   NAMAKAGON ASSOCIATES, L.P.

By: /s/ Dwight E. Lee                     By: /s/ Dwight E. Lee
    -------------------------------           -------------------------------
    Name: Dwight E. Lee                       Name: Dwight E. Lee
    Title: General Partner                    Title: General Partner

FLAGSHIP PARTNERS, LTD.                   FAMILY PARTNERS & CO.

By: Knowlton Brothers, Inc.,              By: Knowlton Brothers, Inc.,
      as Investment Advisor                     as general partner

By: /s/ Stanley Knowlton                  By: /s/ Stanley Knowlton
    -------------------------------           -------------------------------
    Name: Stanley Knowlton                    Name: Stanley Knowlton
    Title: President                          Title: President

FRONTIER PARTNERS & CO.                   KNOWLTON BROTHERS, INC.

By: Knowlton Brothers, Inc.,
      as general partner

By: /s/ Winthrop Knowlton                 By: /s/ Winthrop Knowlton
    -------------------------------           -------------------------------
    Name: Winthrop Knowlton                   Name: Winthrop Knowlton
    Title: Chairman                           Title: Chairman

KNOWLTON ASSOCIATES, INC.

By: /s/ Winthrop Knowlton                     /s/ Winthrop Knowlton
    -------------------------------           -------------------------------
    Name: Winthrop Knowlton                       WINTHROP KNOWLTON
    Title: Chairman

    /s/ Stanley Knowlton                      /s/ Christopher Knowlton
    -------------------------------           -------------------------------
        STANLEY KNOWLTON                          CHRISTOPHER KNOWLTON

    /s/ Dwight E. Lee                         /s/ Robert R. Barker
    -------------------------------           -------------------------------
        DWIGHT E. LEE                             ROBERT R. BARKER

                                                             Page 38 of 48 Pages


                                   SCHEDULE 1

                   LIST OF DIRECTORS AND EXECUTIVE OFFICERS


      Name, Position and                        Principal
      Business Address*                         Occupation or Employment
      -----------------                         ------------------------

A.    KNOWLTON BROTHERS, INC.

      Winthrop Knowlton                         Investment Manager
      Chairman of the Board and
        Treasurer
      c/o Knowlton Brothers, Inc.
      530 Fifth Avenue
      New York NY 10036-3101

      Stanley Knowlton                          Investment Manager
      President, Secretary and
        Director
      c/o Knowlton Brothers, Inc.
      530 Fifth Avenue
      New York NY 10036-3101

B.    KNOWLTON ASSOCIATES, INC.

      Winthrop Knowlton                         Investment Manager
      President, Secretary,
         Treasurer and Director
      c/o Knowlton Brothers, Inc.
      530 Fifth Avenue
      New York NY 10036-3101

C.    FLAGSHIP PARTNERS, LTD.

      David Pringle McNaughtan                  Fund Administrator
      Director and President
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

                                                             Page 39 of 48 Pages


      Gordon Bradshaw                           Fund Administrator
      Director and Treasurer
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

      Ansel A. Watson                           Fund Administrator
      Director and Secretary
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

      Jennifer E. Rahming                       Fund Administrator
      Director
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

D.    DARWIN PARTNERS, LTD.

      Patricia N. Sandford                      Fund Administrator
      Director and President
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

      Gordon Bradshaw                           Fund Administrator
      Director and Treasurer
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

                                                             Page 40 of 48 Pages


      Andre J. Feldman                          Fund Administrator
      Director and Secretary
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

      Jennifer E. Rahming                       Fund Administrator
      Director
      c/o Deltec Panamerica Trust
        Company Limited
      Deltec House
      P.O. Box N-3229
      Lyford Cay
      Nassau, Bahamas

E.    J.M.R. BARKER FOUNDATION

      Robert R. Barker                          Investment Manager
      President and Director (U.S.A.)
      530 Fifth Avenue
      New York NY 10036

      Elizabeth S. Barker                       Artist
      Vice President and
        Director (U.S.A.)
      809 Oenoke Road
      New Canaan CT 06840

      W. Benjamin Barker                        CEO
      Vice President and
        Director (U.S.A.)
      Data Race
      11550 1H-10 West, Suite 395
      San Antonio TX 78230

      Dwight E. Lee                             Investment Manager
      Vice President
        and Director (U.S.A.)
      530 Fifth Avenue
      New York NY 10036

      Robert P. Connor                          Estate Planner
      Treasurer and Director (U.S.A.)
      United States Trust Company
       of New York
      114 West 47th Street
      New York NY 10036

                                                             Page 41 of 48 Pages


      Richard Kahn                              Retired Attorney
      Asst. Secretary and
        Director (U.S.A.)
      224 West Lake Drive
      Montauk NY 11954

      Maureen Hopkins                           Office Manager
      Admin. Secretary (U.S.A.)
      530 Fifth Avenue
      New York NY 10036

      Donna Rosario                             Controller
      Asst. Treasurer (U.S.A.)
      530 Fifth Avenue
      New York NY 10036

      Ann Barker                                Teacher
      Director (U.S.A.)
      P.O. Box 78
      East Middlebury VT 05740

      Margaret W. Barker Clark                  Teacher
      Director (U.S.A.)
      Box 86
      Grafton VT 05146

      John W. Holman, Jr.                       Investment Manager
      Director (U.S.A.)
      17 State Street
      New York NY 10004

----------
* Each director and executive officer listed herein is a citizen of the United States of America, except for the directors and executive officers of Flagship and Darwin, Ltd., who are each a citizen of the Bahamas.

                                                             Page 42 of 48 Pages


                                   SCHEDULE 2

                          Transactions in Common Stock
                   of Integrated Package Assembly Corporation
                        Effected Since December 23, 1997

THE FAMILY PARTNERSHIP, L.P.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
2/9/98                                   5,000                      $0.91
2/19/98                                 38,000                      $1.23
2/20/98                                 11,000                      $1.10


THE FRONTIER PARTNERSHIP, L.P.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
12/30/97                                 9,020                      $0.56
2/9/98                                   5,000                      $0.91
2/19/98                                 32,000                      $1.23
2/20/98                                  9,000                      $1.10


QUAKER HILL ASSOCIATES, L.P.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
12/27/97                                 1,100                      $0.53


UPLAND ASSOCIATES, L.P.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
2/4/98                                   1,200                      $0.94
2/11/98                                    900                      $1.00

                                                             Page 43 of 48 Pages


J.M.R. BARKER FOUNDATION

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
12/24/97                                 2,600                      $0.53


FLAGSHIP PARTNERS, LTD.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
12/30/97                                59,980                      $0.56


DARWIN PARTNERS, LTD.

                                    No. of Shares                 Sales
                                    of Common Stock               Price Per
Trade Date                          Sold                          Share
----------                          ---------------               ---------
12/30/97                                18,800                      $0.56

                                                             Page 44 of 48 Pages


                                Index to Exhibits

      Exhibit                                                     Page No.
      -------                                                     --------

1.    Exhibit A -- Joint Filing Agreement,                           45
      dated February 25, 1998.